Wireless Fund (Nasdaq:WIREX) Goes Global

San Diego, CA, June 7, 2007 –

Warren Buffett, the so called Oracle of Omaha, has ranked as the second richest man in the world just behind Bill Gates until just recently.  On March 29, 2007 Carlos Slim Helú moved past Buffett and could be the richest man in the world in the near future.  Carlos Slim Helú, who goes by Carlos Slim, is the controlling shareholder of America Movil.  America Movil’s recent quarterly results confirm that the company is capable of capturing untapped growth in its markets and potentially moving Carlos Slim past Bill Gates as the richest man in the world.

Wireless Fund – For the Period Ended March 31, 2007

The Radiotelephone Communications sector represented the largest percentage of the Fund at 21.65%.  NII Holdings Inc. (Nasdaq:NIHD) and Golden Telecom Inc. (Nasdaq:GLDN) were the two largest holdings in the Radiotelephone Communications sector.  NII Holdings Inc. represented 6.08% of the Fund and Golden Telecom Inc. represented 5.09% of the Fund.  NII Holdings, Inc., through its subsidiaries, provides digital wireless communication services primarily for business customers in Latin America.  Golden Telecom Inc., together with its subsidiaries, provides integrated telecommunication and Internet services in Russia and other countries of the Commonwealth of Independent States.

The Telephone Communications sector represented the second largest percentage of the portfolio at 17.65%. China Mobile Limited and America Movil were the two largest holdings in the sector.  China Mobile Limited (NYSE:CHL) through its subsidiaries, the largest holding in the Fund at 7.00%, provides mobile telecommunication and related services in Mainland China and Hong Kong.  As of December 31, 2006, China Mobile served approximately 301 million subscribers.  America Movil (NYSE:AMX) was the second largest holding in the Fund at 6.58%.  America Movil, through its subsidiaries, provides wireless communication services primarily in Latin America.

More information on the wireless revolution can be found at http://www.wireless-fund.com.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available at http://www.wireless-fund.com or upon request by calling 1-800-590-0898.  Please obtain and carefully read the prospectus before investing.

SOURCE: Wireless Fund